United States securities and exchange commission logo





                          January 18, 2023

       Alexander Zwyer
       Chief Executive Officer
       NLS Pharmaceutics Ltd.
       The Circle 6
       8058 Zurich, Switzerland

                                                        Re: NLS Pharmaceutics
Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed January 13,
2023
                                                            File No. 333-269220

       Dear Alexander Zwyer:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tyler
Howes at 202-551-3370 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Ron Ben-Bassat, Esq.